SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

FUTUREMEDIA PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Copies to:
Gregory Sichenzia, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Exhibits.

Exhibit Number	Description of Exhibit

Exhibit 1	January 22, 2008 Press Release Announcing that Futuremedia PLC (“Futuremedia”) has obtained funding from Yorkville Advisors.

Exhibit 2
Form of Securities Purchase Agreement, dated August 20, 2007 (the “Agreement”), by and between Futuremedia and YA Global Investments, L.P. (f/k/a Cornell Capital Partners, L.P.) (“Yorkville”) (previously filed as Exhibit 3 on Form 6-K filed on August 29, 2007, File No. 000-21978).

Exhibit 3	Form of Amendment No. 1 to the Agreement, dated November 5, 2007 by and between Futuremedia and Yorkville

Exhibit 4	Form of Amendment No. 2 to the Agreement, dated January 9, 2008 by and between Futuremedia and Yorkville.

Exhibit 5
Form of Secured Convertible Debenture in the principal amount of $3,200,000 due August 20, 2010 issued in connection with the Agreement (the “Original Debenture”) (previously filed as Exhibit 4 on Form 6-K filed on August 29, 2007, File No. 000-21978).

Exhibit 6	Form of Amendment No. 1 to the Original Debenture.

Exhibit 7	Form of Secured Convertible Debenture in the Original Principal Amount of $2,000,000 issued by Futuremedia to Cornell.

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

FUTUREMEDIA ANNOUNCES FUNDING FROM YORKVILLE ADVISORS

Brighton, England – January 22, 2008 – Futuremedia plc (NasdaqCM: FMDA), a leading e-learning provider and design, exhibition and events agency, today announced that it has received a funding payment which includes $2 million from Yorkville Advisors and $71,000 from National Air Cargo – Middle East (NACME). Additionally, there were five million ADS warrants issued as part of the funding agreement. These warrants are priced at $2 per share, which potentially provides the Company with up to $10 million of future funding. The Yorkville portion of the funding included the final $980,000 payment associated with the $6 million funding agreement announced on August 23, 2007, along with an additional $1 million funding for cash flow needs over the next six months.

“This funding is indicative of our investors’ continued commitment to Futuremedia and we intend to reward that commitment. The additional $1 million in funding will primarily be used by Futuremedia Learning to implement its revised business plan and meet cash flow needs. Our Button Group division is exceeding its 2008 financial plan, making progress towards profitability and continuing to expand its global client base,” stated George O’Leary, CEO of Futuremedia.

About Futuremedia

Futuremedia plc is a global media company providing online learning, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that learning is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. The Button Group has been providing design, exhibition and event services in Cannes, France and elsewhere around the world for more than 30 years. For more information, visit www.futuremedia.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company’s ability to maintain its listing on the Nasdaq-CM; the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company’s ability to maintain its listing on the Nasdaq C-M; risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact Information:

US - Mike Smargiassi/Dianne Pascarella
Brainerd Communicators, Inc.
+1 212-986-6667
ir@futuremedia.co.uk

AMENDMENT NO. 1 TO

SECURITIES PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT (this “Amendment”), is entered into by and between FUTUREMEDIA PLC, a Public Limited Company organized and existing under the laws of England and Wales (the “Company”), and YA GLOBAL INVESTMENTS, L.P. (f/k/a CORNELL CAPITAL PARTNERS, L.P.) (the “Buyers”).

WHEREAS:

A.The parties hereto previously entered into that certain Securities Purchase Agreement dated as of August 20, 2007 (the "Agreement").

B.The parties to the Agreement now desire to amend certain provisions set forth in the Agreement as more fully described herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Buyers hereby agree as follows:

1. AMENDMENT OF 2nd‘WHEREAS’ CLAUSE. The 2nd‘Whereas’ clause of the Agreement is hereby amended and replaced in its entirety with the following:

“WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Buyer(s), as provided herein, and the Buyer(s) shall purchase Six Million Fifty Thousand Dollars ($6,050,000) of secured convertible debentures in the form attached hereto as “Exhibit A” (the “Convertible Debentures”), which shall be convertible into shares of the Company’s American Depository Shares (as evidenced by American Depository Receipts) (“ADS” and as converted, the “Conversion Shares”); each ADS representing the right to receive one of the Company’s Ordinary Shares of 0.01 pence each (the “Ordinary Shares” as converted, the “Conversion Shares”) of which Three Million Two Hundred Thousand Dollars ($3,200,000) shall be purchased within five (5) business day following the date hereof (the “First Closing”), Four Hundred Thirty Five Thousand Dollars ($435,000) minus any amounts raised by the company either due to cash exercise of any warrants including any warrants held by the Buyer or the issuance and/or sale by the Company, or any person entity or agent in their behalf, of any shares of Ordinary Shares, common stock, preferred shares, ADS, warrants, or convertible debentures, shall be purchased on October 15, 2007, subject to the conditions set forth herein (the “Second Closing”), One Million Four Hundred Thirty-Five Thousand Dollars ($1,435,000) shall be purchased on November 5, 2007, subject to the conditions set forth herein (the “Third Closing”), Five Hundred Sixty Thousand Dollars ($560,000) shall be purchased on April 15, 2008, subject to the conditions set forth herein (the “Fourth Closing”), and Four Hundred Twenty Thousand Dollars ($420,000) shall be purchased on June 15, 2008, subject to the conditions set forth herein (the “Fifth Closing”), for a total purchase price of up to Six Million Fifty Thousand Dollars ($6,050,000), (the “Purchase Price”) in the respective amounts set forth opposite each Buyer(s) name on Schedule I (the “Subscription Amount”);”

2. AMENDMENT OF SECTION 1(b). Section 1(b) of the Agreement is hereby amended and replaced in its entirety with the following:

“(b) Closing Dates. The First Closing of the purchase and sale of the Convertible Debentures shall take place at 10:00 a.m. Eastern Standard Time on the fifth (5th) business day following the date hereof, subject to notification of satisfaction of the conditions to the First Closing set forth herein and in Sections 6 and 7 below (or such later date as is mutually agreed to by the Company and the Buyer(s)) (the “First Closing Date”), the Second Closing of the purchase and sale of the Convertible Debentures shall take place at 10:00 a.m. Eastern Standard Time on October 15, 2007, subject to notification of satisfaction of the conditions to the Second Closing set forth herein and in Sections 6 and 7 below (or such later date as is mutually agreed to by the Company and the Buyer(s)) (the “Second Closing Date”), the Third Closing of the purchase and sale of the Convertible Debentures shall take place at 10:00 a.m. Eastern Standard Time on November 5, 2007, subject to notification of satisfaction of the conditions to the Third Closing set forth herein and in Sections 6 and 7 below (or such later date as is mutually agreed to by the Company and the Buyer(s)) (the “Third Closing Date”), the Fourth Closing of the purchase and sale of the Convertible Debentures shall take place at 10:00 a.m. Eastern Standard Time on April 15, 2008, subject to notification of satisfaction of the conditions to the Sixth Closing set forth herein and in Sections 6 and 7 below (or such later date as is mutually agreed to by the Company and the Buyer(s)) (the “Fourth Closing Date”) and the Fifth Closing of the purchase and sale of the Convertible Debentures shall take place at 10:00 a.m. Eastern Standard Time on June 15, 2008, subject to notification of satisfaction of the conditions to the Seventh Closing set forth herein and in Sections 6 and 7 below (or such later date as is mutually agreed to by the Company and the Buyer(s)) (the “Fifth Closing Date”) (collectively referred to as the “Closing Dates”) The Closings shall occur on the respective Closing Dates at the offices of Yorkville Advisors, LLC, 3700 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 (or such other place as is mutually agreed to by the Company and the Buyer(s)).”

3. AMENDMENT OF SECTION 7(d). Section 7(d) of the Agreement is hereby amended and replaced in its entirety with the following:

(d) The obligation of the Buyer(s) hereunder to purchase the Convertible Debentures at the Fourth Closing is subject to the satisfaction, at or before the Fourth Closing Date, of each of the following conditions:

(i) The Company shall have executed the Transaction Documents and delivered the same to the Buyers.

(ii) The ADSs representing Ordinary Shares shall be authorized for quotation on the NASDAQ-CM, and trading in the ADSs shall not have been suspended for any reason.

(iii) The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date when made and as of the Fourth Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Fourth Closing Date

(iv) The Company shall have executed and delivered to the Buyer(s) the Convertible Debentures in the respective amounts set forth opposite each Buyer’s name on Schedule I attached hereto.

(v) The Company shall have delivered to the Buyers a certificate, executed by the Secretary of the Company and dated as of the Fourth Closing Date, as to (i) the resolutions consistent with Section 3(c) as adopted by the Company's Board of Directors in a form reasonably acceptable to such Buyer, (ii) the Certificate of Incorporation and (iii) the Bylaws, each as in effect at the Fourth Closing.

(vi) The Company shall have achieved total revenue of $3,000,000 for the fiscal quarter ended September 30, 2007(1st Q 2007) and provided proof to the Buyer which proof shall be to the sole satisfaction of the Buyer.

(vii) The Company shall have generated a minimum of $200,000 of positive cash flow for the fiscal quarter ended March 31, 2008) (3rd Q 2008) and provided and certified by the Buyers a cash flow statement prepared in accordance with GAAP and prepared by the Company’s accountants as proof of such cash flow.

4. AMENDMENT OF SECTION 7(e). Section 7(e) of the Agreement is hereby amended and replaced in its entirety with the following:

(e) The obligation of the Buyer(s) hereunder to purchase the Convertible Debentures at the Fifth Closing is subject to the satisfaction, at or before the Fifth Closing Date, of each of the following conditions:

(i) The Company shall have executed the Transaction Documents and delivered the same to the Buyers.

(ii) The ADSs representing Ordinary Shares shall be authorized for quotation on the NASDAQ-CM, and trading in the ADSs shall not have been suspended for any reason.

(iii) The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date when made and as of the Fifth Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Fifth Closing Date

(iv) The Company shall have executed and delivered to the Buyer(s) the Convertible Debentures in the respective amounts set forth opposite each Buyer’s name on Schedule I attached hereto.

(v) The Company shall have delivered to the Buyers a certificate, executed by the Secretary of the Company and dated as of the Fifth Closing Date, as to (i) the resolutions consistent with Section 3(c) as adopted by the Company's Board of Directors in a form reasonably acceptable to such Buyer, (ii) the Certificate of Incorporation and (iii) the Bylaws, each as in effect at the Fifth Closing.

(vi) The Company shall have achieved total revenue of $3,000,000 for the fiscal quarter ended September 30, 2007(1st Q 2007) and provided proof to the Buyer which proof shall be to the sole satisfaction of the Buyer.

(vii) The Company shall have generated a minimum of $200,000 of positive cash flow for the fiscal quarter ended March 31, 2008) (3rd Q 2008) and provided and certified by the Buyers a cash flow statement prepared in accordance with GAAP and prepared by the Company’s accountants as proof of such cash flow.

5. AMENDMENT OF SECTION 7(f). Section 7(f) of the Agreement is hereby deleted in its entirety.

6. EFFECT ON OTHER TERMS. This Amendment shall be deemed effective as of August 20, 2007, as if entered into on such date. All other terms set forth in the Agreement shall remain unchanged and this Amendment and the Agreement shall be deemed a single integrated agreement for all purposes.

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IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to Securities Purchase Agreement to be duly executed as of day and year first above written.

COMPANY:
FUTUREMEDIA PLC

By:________________________________
Name: George O’Leary
Title: Chief Executive Officer

BUTTON GROUP PLC*

By: ________________________________
Name: George O’Leary
Title: Managing Director

BUYER:
YA GLOBAL INVESTMENTS, L.P.
By: Yorkville Advisors, LLC
its Investment Manager

By: _________________________________
Name: Mark A. Angelo
Title: President & Portfolio Manager

*Executed solely for the representation made in Section 3(ff) and (gg), and the covenant in Section 4(s) of the Agreement.

AMENDMENT NO. 2 TO

SECURITIES PURCHASE AGREEMENT

THIS AMENDMENT NO. 2 TO SECURITIES PURCHASE AGREEMENT (this “Amendment”), dated January 9, 2008 is entered into by and between FUTUREMEDIA PLC, a Public Limited Company organized and existing under the laws of England and Wales (the “Company”), and YA GLOBAL INVESTMENTS, L.P. (f/k/a CORNELL CAPITAL PARTNERS, L.P.) (the “Buyer”). All capitalized terms not defined herein shall have the meaning ascribed to them in the Securities Purchase Agreement.

WHEREAS:

A. The parties hereto previously entered into that certain Securities Purchase Agreement dated as of August 20, 2007 as amended by Amendment No. 1 to Securities Purchase Agreement on, or about November 5, 2007 (the "Securities Purchase Agreement").

B. Pursuant to the Securities Purchase Agreement, the Company has issued and shall issue, and the Buyer has purchased and shall purchase, secured convertible debentures (collectively, the “Convertible Debentures”) on a number of separate Closings.

C. The First Closing, the Second Closing, and the Third Closing have all been completed and funded, and the Fourth Closing in the amount of $560,000 and Fifth Closing in the amount of $420,000 were to take place on April 15, 2008 and June 15, 2008, respectively, in accordance with the Agreement.

C.  The parties desire to amend the Securities Purchase Agreement to combine the Fourth and Fifth Closings into one Closing, increase the amount of such Closing to $2,000,000, and move the date of such Closing to the date hereof.

The parties to the Agreement now desire to amend certain provisions set forth in the Agreement as more fully described herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Buyer hereby agree as follows:

1. Amendment to the Fourth and Fifth Closing.

(a) The Fourth Closing and the Fifth Closing shall be combined into one Closing, which shall hereinafter be referred to as the “Final Closing.” The amount of the Final Closing shall be $2,000,000, which includes the $560,000 originally designated as the Fourth Closing, plus the $420,000 originally designated as the Fifth Closing, and an additional amount of $1,200,000, for a total of $2,000,000.

(b) The “Purchase Price” and the “Subscription Amount” as referenced in the Securities Purchase Agreement shall hereinafter mean $7,250,000, which amount includes the additional amount added to the Final Closing.

(c) Section 1(b) of the Securities Purchase Agreement shall be amended such that the Final Closing of the purchase and sale of the Convertible Debentures shall take place at 10:00 a.m. Eastern Standard Time within 3 days of the date hereof, subject to notification of satisfaction of the conditions to the Final Closing set forth herein and in Sections 6 and 7 of the Securities Purchase Agreement (or such later date as is mutually agreed to by the Company and the Buyer(s)) (the “Final Closing Date”), Furthermore, all references to the Fourth Closing and the Fifth Closing shall be changed to refer to the Final Closing.

2. Covenants of the Company and Agreements.

(a) The Company shall increase its authorized capital stock to at least 20 billion Ordinary Shares within 60 days of the date hereof.

(b) The Fixed Conversion Price (as set forth in Section 4(a)(ii) of the Convertible Debentures shall be adjusted to equal $1.00 (after taking into account the Company’s change in the number of the Company’s Ordinary Shares represented by one American Depository Share (“ADS”) from one ADS representing fifty Ordinary Shares to one ADS representing One Thousand Ordinary Shares (the “Ratio Change”).

(c) The Company shall issue amendments in the form of Exhibit A attached hereto to each of the prior Convertible Debentures already issued to reflect the adjustment to the Fixed Conversion Price. The Convertible Debenture issued pursuant to the Final Closing shall initially have a Fixed Conversion Price set at $1.00, which shall be on a post Ration Change basis.

(d) The Company shall file its Form 20-F for the period ended June 30, 2007, in full compliance with the rules and regulations of the SEC for filing thereof, on or before January 14 2008, or on or before the appeal hearing date established by Nasdaq (estimated at 45 days after January 14, 2008), but in no event later than March 15, 2008.

(e) The Company shall, upon the receipt of any proceeds from either (i) any exercises of warrants of the Company, or (ii) any sale of a material business of the Company (including FM Learning or Button Group, Plc.) use all such proceeds to repay amounts outstanding under the Convertible Debentures. The Buyer shall have the right to decide how to apply such proceeds among the Convertible Debentures and shall promptly notify the Company of the application.

3. Amendment Of Section 7(d). Section 7(d) of the Agreement is hereby amended and replaced in its entirety with the following:

(d) The obligation of the Buyer hereunder to purchase the Convertible Debentures at the Final Closing is subject to the satisfaction, at or before the Final Closing Date, of each of the following conditions:

(i) The Company shall have executed the Transaction Documents and delivered the same to the Buyers.

(ii) The ADSs representing Ordinary Shares shall be authorized for quotation on the NASDAQ-CM, and trading in the ADSs shall not have been suspended for any reason.

(iii) The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date when made and as of the Final Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Final Closing Date.

(iv) The Company shall have executed and delivered to the Buyer the Convertible Debenture in the original principal amount of $2,000,000.

(v) The Company shall have delivered to the Buyers a certificate, executed by the Secretary of the Company and dated as of the Final Closing Date, as to (i) the resolutions consistent with Section 3(c) of the Securities Purchase Agreement and Section 8 hereof as adopted by the Company's Board of Directors in a form reasonably acceptable to such Buyer, (ii) the Certificate of Incorporation, (iii) the Bylaws, each as in effect at the Final Closing, and (iv) the satisfaction by the Company (or waiver by the Buyer) of each of the conditions to the Final Closing.

(vi) The Company shall have achieved total revenue of $3,000,000 for the fiscal quarter ended September 30, 2007(1st Q 2007) and provided proof to the Buyer which proof shall be to the sole satisfaction of the Buyer.

(vii) The Company shall have obtained the HSBC Consent and the Barclays Consent.

4. Security Interest and Guarantee Granted Pursuant to Button Debenture. Button Group PLC (“Button”) acknowledges and agrees that all of the monies, obligations, and liabilities due from, or owing or incurred by the Company to the Buyer pursuant to this Agreement or the Convertible Debenture issued at the Final Closing, and any other additional obligations of the Company created hereunder form a part of the “Secured Obligations” referred to in the Button Debenture and as such are subject to the provisions of the Button Debenture.

5. Security Interest and Guarantee Granted Pursuant to Future Debenture. The Company acknowledges and agrees that all of the monies, obligations, and liabilities due from, or owing or incurred by the Company to the Buyer pursuant to this Agreement or the Convertible Debenture issued at the Final Closing, and any other additional obligations of the Company created hereunder form a part of the “Secured Obligations” referred to in the Future Debenture and as such are subject to the provisions of the Future Debenture.

6. Barclays and HSBC Consents. The Company and Button acknowledge that they have received written consent from HSBC PLC (the “HSBC Consent”) for the Company to enter into the transactions contemplated hereunder and that all of the monies, obligations, and liabilities due from, or owing or incurred by the Company to the Buyer pursuant to this Agreement or the Convertible Debenture issued at the Final Closing, and any other additional obligations of the Company created hereunder form a part of the “Senior Lenders’ Debt” referred to in the HSBC Deed of Priorities.

7. The Company and Button acknowledge that they have received written consent from Barclays PLC (the “Barclays Consent”) for the Company to enter into the transactions contemplated hereunder and that all of the monies, obligations, and liabilities due from, or owing or incurred by the Company to the Buyer pursuant to this Agreement or the Convertible Debenture issued at the Final Closing, and any other additional obligations of the Company created hereunder form a part of the “Cornell Debt” referred to in the Barclays Deed of Priorities.

8. The Company represents and warrants that it has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to issue the Convertible Debenture at the Final Closing (collectively, the “Final Closing Documents”) in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Final Closing Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Convertible Debenture at the Final Closing has been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders, (iii) the Final Closing Documents constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies, (iv) the issuance of the Final Closing Debenture will not conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party and will not cause a ratchet or adjustment to any conversion price or exercise price, or the number of shares obtainable upon conversion or exercise or any of the forgoing.

9. Effect on Other Terms. Except as specifically set forth herein, all terms set forth in the Securities Purchase Agreement or the Convertible Debentures shall remain unchanged.

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IN WITNESS WHEREOF, the parties have caused this Amendment No. 2 to Securities Purchase Agreement to be duly executed as of day and year first above written.

COMPANY:
FUTUREMEDIA PLC

By:
Name: George O’Leary
Title: Chief Executive Officer

BUTTON GROUP PLC*

By:
Name: George O’Leary
Title: Managing Director

BUYER:
YA GLOBAL INVESTMENTS, L.P.
By: Yorkville Advisors, LLC
its Investment Manager

By:
Name: Mark A. Angelo
Title: President & Portfolio Manager

*Executed solely for the representation made in Sections 4 and 7.

Exhibit A

Amendment to Convertible Debentures

FUTUREMEDIA PLC.

AMENDMENT NO. 1
TO AMENDED AND RESTATED
SECURED CONVERTIBLE DEBENTURE
NO.FMDAD-1-7 (“ORIGINAL DEBENTURE”)

THIS AMENDMENT SHOULD BE ATTACHED TO THE
ORIGINAL DEBENTURE

This Amendment No. 1 to the Original Debenture (this “Amendment”) is issued in connection with that certain Original Debenture referenced above issued by Futuremedia Plc. (the “Company”) to YA Global Investments, L.P. (the “Holder”), on August 20, 2007 in the original amount of $3,200,000.

THIS CERTIFIES THAT, the following amendments are hereby made to the Debenture:

1.
The Fixed Conversion Price (as set forth in Section 4(a)(ii) of the Original Debenture shall hereinafter be equal to $1.00 (after taking into account the Company’s change in the number of the Company’s Ordinary Shares represented by one American Depository Share (“ADS”) from one ADS representing fifty Ordinary Shares to one ADS representing One Thousand Ordinary Shares, subject to adjustment as provided in the Original Debenture.

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer.

FUTUREMEDIA PLC.

By:
Name:
Title:

Dated: January ___, 2008

FUTUREMEDIA PLC.

AMENDMENT NO. 1
TO AMENDED AND RESTATED
SECURED CONVERTIBLE DEBENTURE
NO.FMDAD-2-7 (“ORIGINAL DEBENTURE”)

THIS AMENDMENT SHOULD BE ATTACHED TO THE
ORIGINAL DEBENTURE

This Amendment No. 1 to the Original Debenture (this “Amendment”) is issued in connection with that certain Original Debenture referenced above issued by Futuremedia Plc. (the “Company”) to YA Global Investments, L.P. (the “Holder”), on October 25, 2007 in the original amount of $435,000.

THIS CERTIFIES THAT, the following amendments are hereby made to the Debenture:

1.
The Fixed Conversion Price (as set forth in Section 4(a)(ii) of the Original Debenture shall hereinafter be equal to $1.00 (after taking into account the Company’s change in the number of the Company’s Ordinary Shares represented by one American Depository Share (“ADS”) from one ADS representing fifty Ordinary Shares to one ADS representing One Thousand Ordinary Shares, subject to adjustment as provided in the Original Debenture.

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer.

FUTUREMEDIA PLC.

By:
Name:
Title:

Dated: January ___, 2008

2

FUTUREMEDIA PLC.

AMENDMENT NO. 1
TO AMENDED AND RESTATED
SECURED CONVERTIBLE DEBENTURE
NO.FMDAD-3-5 (“ORIGINAL DEBENTURE”)

THIS AMENDMENT SHOULD BE ATTACHED TO THE
ORIGINAL DEBENTURE

This Amendment No. 1 to the Original Debenture (this “Amendment”) is issued in connection with that certain Original Debenture referenced above issued by Futuremedia Plc. (the “Company”) to YA Global Investments, L.P. (the “Holder”), on November 8, 2007 in the original amount of $1,435,000.

THIS CERTIFIES THAT, the following amendments are hereby made to the Debenture:

1.
The Fixed Conversion Price (as set forth in Section 4(a)(ii) of the Original Debenture shall hereinafter be equal to $1.00 (after taking into account the Company’s change in the number of the Company’s Ordinary Shares represented by one American Depository Share (“ADS”) from one ADS representing fifty Ordinary Shares to one ADS representing One Thousand Ordinary Shares, subject to adjustment as provided in the Original Debenture.

IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer.

FUTUREMEDIA PLC.

By:
Name:
Title:

Dated: January ___, 2008

3

NEITHER THIS DEBENTURE NOR THE SECURITIES INTO WHICH THIS DEBENTURE IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THESE SECURITIES HAVE BEEN SOLD IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS.

FUTUREMEDIA PLC

Secured Convertible Debenture

Issuance Date: January __, 2008	Original Principal Amount: $ 2,000,000
No. FMDAD-4-5

FOR VALUE RECEIVED, FUTUREMEDIA PLC, a Public Limited Company organized under the laws of England and Wales (the "Company"), hereby promises to pay to the order of YA GLOBAL INVESTMENTS, L.P. (f/k/a CORNELL CAPITAL PARTNERS, L.P.) or registered assigns (the "Holder") the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the "Principal") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Principal at the applicable Interest Rate from the date set out above as the Issuance Date (the "Issuance Date") until the same becomes due and payable, on the Maturity Date or acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Secured Convertible Debenture (including all Secured Convertible Debentures issued in exchange, transfer or replacement hereof, this "Debenture") is one of an issue of Secured Convertible Debentures issued pursuant to the Securities Purchase Agreement between the Company and the Holder dated August 20, 2007, as amended (collectively, the "Debentures" and such other Senior Convertible Debentures, the "Other Debentures"). Certain capitalized terms used herein are defined in Section 17.

(1) GENERAL TERMS

(a) Payment of Principal. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest. The "Maturity Date" shall be January  , 2011, as may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default (as defined below) shall have occurred and be continuing on the Maturity Date (as may be extended pursuant to this Section 1) or any event shall have occurred and be continuing on the Maturity Date (as may be extended pursuant to this Section 1) that with the passage of time and the failure to cure would result in an Event of Default. Other than as specifically permitted by this Debenture or the Securities Purchase Agreement, the Company may not prepay or redeem any portion of the outstanding Principal without the prior written consent of the Holder.

(b) Interest. Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to the greater of twelve percent (12%) or The Wall Street Journal Prime Rate, as quoted by the print edition of the United States version of The Wall Street Journal, plus two percent (2.00%) (“Interest Rate”). Interest shall be calculated on the basis of a 365-day year and the actual number of days elapsed, to the extent permitted by applicable law. Interest hereunder shall be paid on the Maturity Date (or sooner as provided herein) to the Holder or its assignee in whose name this Debenture is registered on the records of the Company regarding registration and transfers of Debentures at the option of the Company in cash, or, provided that the Equity Conditions are then satisfied converted into Ordinary Shares at the Closing Bid Price on the Trading Day immediately prior to the date paid.

(c) Security. The Debenture is secured by (i) the Future Debenture dated August 20, 2007 and (ii) the Button Debenture (collectively referred to as the “Security Documents”).

(2) EVENTS OF DEFAULT.

(a) An “Event of Default”, wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) the Company's failure to pay to the Holder any amount of Principal, Interest, or other amounts when and as due under this Debenture (including, without limitation, the Company's failure to pay any redemption payments or amounts hereunder) or any other Transaction Document;

(ii) The Company or any subsidiary of the Company shall commence, or there shall be commenced against the Company or any subsidiary of the Company under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company or any subsidiary of the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any subsidiary of the Company or there is commenced against the Company or any subsidiary of the Company any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of sixty one (61) days; or the Company or any subsidiary of the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any subsidiary of the Company suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of sixty one (61) days; or the Company or any subsidiary of the Company makes a general assignment for the benefit of creditors; or the Company or any subsidiary of the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company or any subsidiary of the Company shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Company or any subsidiary of the Company shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company or any subsidiary of the Company for the purpose of effecting any of the foregoing;

(iii) The Company or any subsidiary of the Company shall default in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company or any subsidiary of the Company in an amount exceeding $100,000, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

(iv) If the Ordinary Shares are quoted or listed for trading on any of the following and it ceases to be so quoted or listed for trading and shall not again be quoted or listed for trading on any Primary Market within fifteen (15) Trading Days of such delisting: (a) the New York Stock Exchange (b) the American Stock Exchange, (c) (d) the Nasdaq Global Select Market, (e) the Nasdaq Global Market (f) the Nasdaq Capital Market, or (g) the Nasdaq OTC Bulletin Board (“OTCBB”) (each, a “Primary Market”);

(v) The Company or any subsidiary of the Company shall be a party to any Change of Control Transaction (as defined in Section 6) unless in connection with such Change of Control Transaction this Debenture is retired;

(vi) The Company shall fail to file the Underlying Shares Registration Statement with the Commission, or the Underlying Shares Registration Statement shall not have been declared effective by the Commission, in each case within thirty (30) days of the periods set forth in the Registration Rights Agreement (“Registration Rights Agreement”) dated August 20, 2007 among the Company and each Buyer listed on Schedule I attached thereto, or, while the Underlying Shares Registration Statement is required to be maintained effective pursuant to the terms of the Investor Registration Rights Agreement, the effectiveness of the Underlying Shares Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to the Holder for sale of all of the Holder’s Registrable Securities (as defined in the Investor Registration Rights Agreement) in accordance with the terms of the Investor Registration Rights Agreement, and such lapse or unavailability continues for a period of more than ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) days in any 365-day period (which need not be consecutive);

(vii) the Company's (A) failure to cure a Conversion Failure by delivery of the required number of shares of Ordinary Shares within five (5) Business Days after the applicable Conversion Failure or (B) notice, written or oral, to any holder of the Debentures, including by way of public announcement, at any time, of its intention not to comply with a request for conversion of any Debentures into shares of Ordinary Shares that is tendered in accordance with the provisions of the Debentures, other than pursuant to Section 4(c);

(viii) The Company shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined herein) within three (3) Business Days after such payment is due;

(ix) The Company shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach or default of any provision of this Debenture (except as may be covered by Section 2(a)(i) through 2(a)(vii) hereof) or any Transaction Document (as defined in Section 16) which is not cured within the time prescribed.

(x) any Event of Default (as defined in the Other Debentures) occurs with respect to any Other Debentures

(xi) The Company shall fail to meet the requirements of Section 4 and specifically Sections 4(r)-(ee) of the Securities Purchase Agreement which is/are not cured within the time prescribed.

(b) During the time that any portion of this Debenture is outstanding, if any Event of Default has occurred, the full unpaid Principal amount of this Debenture, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder's election, immediately due and payable in cash; provided however, the Holder may request (but shall have no obligation to request) payment of such amounts in Ordinary Shares of the Company. Furthermore, in addition to any other remedies, the Holder shall have the right (but not the obligation) to convert this Debenture at any time after (x) an Event of Default or (y) the Maturity Date at the lower of the Conversion Price or the Company Conversion Price. The Holder need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, (other than required notice of conversion) and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

(3) REDEMPTION.

(a) Company’s Cash Redemption. The Company at its option shall have the right to redeem (“Optional Redemption”) a portion or all amounts outstanding under this Debenture prior to the Maturity Date provided that as of the date of the Holder’s receipt of a Redemption Notice (as defined herein) (i) the Closing Bid Price is less than the Fixed Conversion Price, (ii) the Underlying Shares Registration Statement is effective, and (iii) no Event of Default has occurred. The Company shall pay an amount equal to the principal amount being redeemed plus a redemption premium (“Redemption Premium”) equal to fifteen percent (15%) of the Principal amount being redeemed, and accrued Interest, (collectively referred to as the “Company Redemption Amount”). In order to make a redemption pursuant to this Section, the Company shall first provide written notice to the Holder of its intention to make a redemption (the “Redemption Notice”) setting forth the amount of Principal it desires to redeem. After receipt of the Redemption Notice the Holder shall have three (3) Business Days to elect to convert all or any portion of this Debenture, subject to the limitations set forth in Section 4(b). On the fourth (4th) Business Day after the Redemption Notice, the Company shall deliver to the Holder the Company Additional Redemption Amount with respect to the Principal amount redeemed after giving effect to conversions effected during the three (3) Business Day period.

(4) CONVERSION OF DEBENTURE. This Debenture shall be convertible into shares of the Company's Ordinary Shares, on the terms and conditions set forth in this Section 4.

(a) Conversion Right. Subject to the provisions of Section 4(c), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable shares of Ordinary Shares in accordance with Section 4(b), at the Conversion Rate (as defined below). The number of shares of Ordinary Shares issuable upon conversion of any Conversion Amount pursuant to this Section 4(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the "Conversion Rate"). The Company shall not issue any fraction of a share of Ordinary Shares upon any conversion. If the issuance would result in the issuance of a fraction of a share of Ordinary Shares, the Company shall round such fraction of a share of Ordinary Shares up to the nearest whole share. The Company shall pay any and all transfer, stamp and similar taxes that may be payable with respect to the issuance and delivery of Ordinary Shares upon conversion of any Conversion Amount.

(i) "Conversion Amount" means the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made.

(ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination, the lesser of (a) $1.00 (the “Fixed Conversion Price”), subject to adjustment as provided herein, or (b) eighty percent (80%) of the lowest Volume Weighted Average Price during the thirty (30) Trading Days immediately preceding the Conversion Date (the “Market Conversion Price”).

(b) Mechanics of Conversion.

(i) Optional Conversion. To convert any Conversion Amount into shares of Ordinary Shares on any date (a "Conversion Date"), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice") to the Company and (B) if required by Section 4(b)(iv), surrender this Debenture to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking reasonably satisfactory to the Company with respect to this Debenture in the case of its loss, theft or destruction). On or before the fifth (5th) Business Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), the Company shall (X) if legends are not required to be placed on certificates of Ordinary Shares pursuant to the Securities Purchase Agreement and provided that the Transfer Agent is participating in the Depository Trust Company's ("DTC") Fast Automated Securities Transfer Program, credit such aggregate number of shares of Ordinary Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with DTC through its Deposit Withdrawal Agent Commission system or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Ordinary Shares to which the Holder shall be entitled which certificates shall not bear any restrictive legends unless required pursuant to Section 2(g) of the Securities Purchase Agreement. If this Debenture is physically surrendered for conversion and the outstanding Principal of this Debenture is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three (3) Business Days after receipt of this Debenture and at its own expense, issue and deliver to the holder a new Debenture representing the outstanding Principal not converted. The Person or Persons entitled to receive the shares of Ordinary Shares issuable upon a conversion of this Debenture shall be treated for all purposes as the record holder or holders of such shares of Ordinary Shares upon the transmission of a Conversion Notice.

(ii) Company's Failure to Timely Convert. If within five (5) Trading Days after the Company's receipt of the facsimile copy of a Conversion Notice the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder's balance account with DTC for the number of shares of Ordinary Shares to which the Holder is entitled upon such holder's conversion of any Conversion Amount (a "Conversion Failure"), and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Holder of Ordinary Shares issuable upon such conversion that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Business Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other out of pocket expenses, if any) for the shares of Ordinary Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Ordinary Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Ordinary Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Ordinary Shares, times (B) the Closing Bid Price on the Conversion Date.

(iii) Book-Entry. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Debenture in accordance with the terms hereof, the Holder shall not be required to physically surrender this Debenture to the Company unless (A) the full Conversion Amount represented by this Debenture is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Debenture upon physical surrender of this Debenture. The Holder and the Company shall maintain records showing the Principal and Interest converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Debenture upon conversion.

(c) Limitations on Conversions.

(i) Beneficial Ownership. The Company shall not effect any conversions of this Debenture and the Holder shall not have the right to convert any portion of this Debenture or receive shares of Ordinary Shares as payment of interest hereunder to the extent that after giving effect to such conversion or receipt of such interest payment, the Holder, together with any affiliate thereof, would beneficially own (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.99% of the number of shares of Ordinary Shares outstanding immediately after giving effect to such conversion or receipt of shares as payment of interest. Since the Holder will not be obligated to report to the Company the number of shares of Ordinary Shares it may hold at the time of a conversion hereunder, unless the conversion at issue would result in the issuance of shares of Ordinary Shares in excess of 4.99% of the then outstanding shares of Ordinary Shares without regard to any other shares which may be beneficially owned by the Holder or an affiliate thereof, the Holder shall have the authority and obligation to determine whether the restriction contained in this Section will limit any particular conversion hereunder and to the extent that the Holder determines that the limitation contained in this Section applies, the determination of which portion of the principal amount of this Debenture is convertible shall be the responsibility and obligation of the Holder. If the Holder has delivered a Conversion Notice for a principal amount of this Debenture that, without regard to any other shares that the Holder or its affiliates may beneficially own, would result in the issuance in excess of the permitted amount hereunder, the Company shall notify the Holder of this fact and shall honor the conversion for the maximum principal amount permitted to be converted on such Conversion Date in accordance with Section 4(a) and, any principal amount tendered for conversion in excess of the permitted amount hereunder shall remain outstanding under this Debenture. The provisions of this Section may be waived by a Holder (but only as to itself and not to any other Holder) upon not less than 65 days prior notice to the Company. Other Holders shall be unaffected by any such waiver.

(d) Other Provisions.

(i) The Company shall at all times reserve and keep available out of its authorized Ordinary Shares the full number of shares of Ordinary Shares issuable upon conversion of all outstanding amounts under this Debenture; and within three (3) Business Days following the receipt by the Company of a Holder's notice that such minimum number of Underlying Shares is not so reserved, the Company shall promptly reserve a sufficient number of shares of Ordinary Shares to comply with such requirement.

(ii) All calculations under this Section 4 shall be rounded to the nearest $0.0001 or whole share.

(iii) The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Ordinary Shares solely for the purpose of issuance upon conversion of this Debenture and payment of interest on this Debenture, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holder, not less than such number of shares of the Ordinary Shares as shall (subject to any additional requirements of the Company as to reservation of such shares set forth in this Debenture or in the Transaction Documents) be issuable (taking into account the adjustments and restrictions set forth herein) upon the conversion of the outstanding principal amount of this Debenture and payment of interest hereunder. The Company covenants that all shares of Ordinary Shares that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if the Underlying Shares Registration Statement has been declared effective under the Securities Act, registered for public sale in accordance with such Underlying Shares Registration Statement.

(iv) Nothing herein shall limit a Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 2 herein for the Company 's failure to deliver certificates representing shares of Ordinary Shares upon conversion within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(v) In the event that the par value of the Ordinary Shares has not been lowered as required pursuant to the Securities Purchase Agreement and the Holder has effectuated a conversion of this Debenture the Company shall pay to the Holder an amount in cash within three business days of such conversion equal to the difference between the amount which the Holder has paid for the conversion in the previous month and the amount which the Holder would have paid if the par value of the ADSs had been reduced as contemplated in the Securities Purchase Agreement.

(vi) In the event that the par value of the Ordinary Shares has not been lowered as required pursuant to the Securities Purchase Agreement then in addition to any other rights the Holders may have hereunder or under applicable law, on such event date and on each monthly anniversary such par value has not been lowered (if the applicable event shall not have been cured by such date) until the par value is lowered, the Company shall pay to the Holder within three (3) business days of written demand by the Holder, an amount in cash, as partial liquidated damages and not as a penalty, equal to 2.0% of the outstanding principal amount hereunder. The parties agree that the maximum aggregate payable hereunder to the Holder shall be twenty-four percent (24%). The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of such event.

(5) Adjustments to Conversion Price

(a) Adjustment of Conversion Price upon Issuance of Ordinary Shares. If the Company, at any time while this Debenture is outstanding, issues or sells, or in accordance with this Section 5(a) is deemed to have issued or sold, any shares of Ordinary Shares, excluding shares of Ordinary Shares deemed to have been issued or sold by the Company in connection with any Excluded Securities, for a consideration per share (the “New Issuance Price”) less than a price equal to the Conversion Price in effect immediately prior to such issue or sale (such price the "Applicable Price") (the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price For purposes of determining the adjusted Conversion Price under this Section 5(a), the following shall be applicable:

(i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one share of Ordinary Shares is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then such share of Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section, the "lowest price per share for which one share of Ordinary Shares is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Ordinary Shares upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Ordinary Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Ordinary Shares upon conversion or exchange or exercise of such Convertible Securities.

(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of Ordinary Shares is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then such share of Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section, the "lowest price per share for which one share of Ordinary Shares is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Ordinary Shares upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Ordinary Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section, no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

(iii) Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exchangeable or exercisable for Ordinary Shares changes at any time, the Conversion Price in effect at the time of such change shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section, if the terms of any Option or Convertible Security that was outstanding as of the Issuance Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

(iv) Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for the difference of (x) the aggregate fair market value of such Options and other securities issued or sold in such integrated transaction, less (y) the fair market value of the securities other than such Option, issued or sold in such transaction and the other securities issued or sold in such integrated transaction will be deemed to have been issued or sold for the balance of the consideration received by the Company. If any Ordinary Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the gross amount raised by the Company; provided, however, that such gross amount is not greater than 110% of the net amount received by the Company therefor. If any Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company will be the Closing Bid Price of such securities on the date of receipt. If any Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Holder. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Holder. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v) Record Date. If the Company takes a record of the holders of Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Ordinary Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(b) Adjustment of Conversion Price upon Subdivision or Combination of Ordinary Shares. If the Company, at any time while this Debenture is outstanding, shall (a) pay a stock dividend or otherwise make a distribution or distributions on shares of its Ordinary Shares or any other equity or equity equivalent securities payable in shares of Ordinary Shares, (b) subdivide outstanding shares of Ordinary Shares into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding shares of Ordinary Shares into a smaller number of shares, or (d) issue by reclassification of shares of the Ordinary Shares any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Ordinary Shares (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Ordinary Shares outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(c) Purchase Rights. If at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Ordinary Shares acquirable upon complete conversion of this Debenture (without taking into account any limitations or restrictions on the convertibility of this Debenture) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights.

(d) Other Events. If any event occurs of the type contemplated by the provisions of this Section 4 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Debenture; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 5.

(e) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Ordinary Shares are entitled to receive securities or other assets with respect to or in exchange for shares of Ordinary Shares (a "Corporate Event"), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon a conversion of this Debenture, at the Holder's option, (i) in addition to the shares of Ordinary Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such shares of Ordinary Shares had such shares of Ordinary Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Debenture) or (ii) in lieu of the shares of Ordinary Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Ordinary Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Debenture initially been issued with conversion rights for the form of such consideration (as opposed to shares of Ordinary Shares) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Debenture.

(f) Whenever the Conversion Price is adjusted pursuant to Section 5 hereof, the Company shall promptly mail to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(g) In case of any (1) merger or consolidation of the Company or any subsidiary of the Company with or into another Person, or (2) sale by the Company or any subsidiary of the Company of more than one-half of the assets of the Company in one or a series of related transactions, a Holder shall have the right to (A) exercise any rights under Section 2(b), (B) convert the aggregate amount of this Debenture then outstanding into the shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Ordinary Shares following such merger, consolidation or sale, and such Holder shall be entitled upon such event or series of related events to receive such amount of securities, cash and property as the shares of Ordinary Shares into which such aggregate principal amount of this Debenture could have been converted immediately prior to such merger, consolidation or sales would have been entitled, or (C) in the case of a merger or consolidation, require the surviving entity to issue to the Holder a convertible Debenture with a principal amount equal to the aggregate principal amount of this Debenture then held by such Holder, plus all accrued and unpaid interest and other amounts owing thereon, which such newly issued convertible Debenture shall have terms identical (including with respect to conversion) to the terms of this Debenture, and shall be entitled to all of the rights and privileges of the Holder of this Debenture set forth herein and the agreements pursuant to which this Debentures were issued. In the case of clause (C), the conversion price applicable for the newly issued shares of convertible preferred stock or convertible Debentures shall be based upon the amount of securities, cash and property that each share of Ordinary Shares would receive in such transaction and the Conversion Price in effect immediately prior to the effectiveness or closing date for such transaction. The terms of any such merger, sale or consolidation shall include such terms so as to continue to give the Holder the right to receive the securities, cash and property set forth in this Section upon any conversion or redemption following such event. This provision shall similarly apply to successive such events.

(6) REISSUANCE OF THIS DEBENTURE.

(a) Transfer. If this Debenture is to be transferred, the Holder shall surrender this Debenture to the Company, whereupon the Company will, subject to the satisfaction of the transfer provisions of the Securities Purchase Agreement, forthwith issue and deliver upon the order of the Holder a new Debenture (in accordance with Section 5(d)), registered in the name of the registered transferee or assignee, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Debenture (in accordance with Section 5(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of Section 4(b)(iii) following conversion or redemption of any portion of this Debenture, the outstanding Principal represented by this Debenture may be less than the Principal stated on the face of this Debenture.

(b) Lost, Stolen or Mutilated Debenture. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Debenture, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Debenture, the Company shall execute and deliver to the Holder a new Debenture (in accordance with Section 5(d)) representing the outstanding Principal.

(c) Debenture Exchangeable for Different Denominations. This Debenture is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Debenture or Debentures (in accordance with Section 5(d)) representing in the aggregate the outstanding Principal of this Debenture, and each such new Debenture will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

(d) Issuance of New Debentures. Whenever the Company is required to issue a new Debenture pursuant to the terms of this Debenture, such new Debenture (i) shall be of like tenor with this Debenture, (ii) shall represent, as indicated on the face of such new Debenture, the Principal remaining outstanding (or in the case of a new Debenture being issued pursuant to Section 5(a) or Section 5(c), the Principal designated by the Holder which, when added to the principal represented by the other new Debentures issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Debenture immediately prior to such issuance of new Debentures), (iii) shall have an issuance date, as indicated on the face of such new Debenture, which is the same as the Issuance Date of this Debenture, (iv) shall have the same rights and conditions as this Debenture, and (v) shall represent accrued and unpaid Interest from the Issuance Date.

(7) NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Trading Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	Futuremedia PLC
Nile House, Nile Street
Brighton, East Sussex BN1 1HW, United Kingdom
Attention: Company Secretary
Telephone: +44 1273 829700
Facsimile: +44 1273 829702

With a copy to:	Sichenzia Ross Friedman Ference LLP
61 Broadway – 32nd Floor
New York, New York 10006
Attention: Gregory Sichenzia, Esq.
Telephone: (212) 930-9700
Facsimile: (212) 930-9725

If to the Holder:	YA Global Investments, L.P.
101 Hudson Street, Suite 3700
Jersey City, NJ 07303
Attention: Mark Angelo
Telephone: (201) 985-8300

With a copy to:	David Gonzalez, Esq.
101 Hudson Street - Suite 3700
Jersey City, NJ 07302
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) Business Days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (iii) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(8) Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligations of the Company, which are absolute and unconditional, to pay the principal of, interest and other charges (if any) on, this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct obligation of the Company. As long as this Debenture is outstanding, the Company shall not and shall cause their subsidiaries not to, without the consent of the Holder, (i) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holder; (ii) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Ordinary Shares or other equity securities other than as to the Underlying Shares to the extent permitted or required under the Transaction Documents; or (iii) enter into any agreement with respect to any of the foregoing.

(9) This Debenture shall not entitle the Holder to any of the rights of a stockholder of the Company, including without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into shares of Ordinary Shares in accordance with the terms hereof.

(10) No indebtedness of the Company is senior to this Debenture in right of payment except for the Barclays line of credit, whether with respect to interest, damages or upon liquidation or dissolution or otherwise. Without the Holder’s consent, the Company will not and will not permit any of their subsidiaries to, directly or indirectly, enter into, create, incur, assume or suffer to exist any indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits there from that is senior in any respect to the obligations of the Company under this Debenture.

(11) This Debenture shall be governed by and construed in accordance with the laws of the State of New Jersey, without giving effect to conflicts of laws thereof. Each of the parties consents to the jurisdiction of the Superior Courts of the State of New Jersey sitting in Hudson County, New Jersey and the U.S. District Court for the District of New Jersey sitting in Newark, New Jersey in connection with any dispute arising under this Debenture and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens to the bringing of any such proceeding in such jurisdictions.

(12) If the Company fails to strictly comply with the terms of this Debenture, then the Company shall reimburse the Holder promptly for all fees, costs and expenses, including, without limitation, attorneys’ fees and expenses incurred by the Holder in any action in connection with this Debenture, including, without limitation, those incurred: (i) during any workout, attempted workout, and/or in connection with the rendering of legal advice as to the Holder’s rights, remedies and obligations, (ii) collecting any sums which become due to the Holder, (iii) defending or prosecuting any proceeding or any counterclaim to any proceeding or appeal; or (iv) the protection, preservation or enforcement of any rights or remedies of the Holder.

(13) Any waiver by the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture. Any waiver must be in writing.

(14) If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

(15) Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(16) THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES’ ACCEPTANCE OF THIS AGREEMENT.

(17) CERTAIN DEFINITIONS  For purposes of this Debenture, the following terms shall have the following meanings:

(a) “ADS” means (i) shares of the Company’s American Depository Shares (as evidenced by American Depository Receipts) also referred to as “ADS”; each ADS representing the right to receive one of the Company’s Ordinary Shares of 0.01 pence each (the “Ordinary Shares” as converted, the “Conversion Shares”) and (ii) any capital stock into which such Ordinary Shares shall have been changed or any capital stock resulting from a reclassification of such Ordinary Shares.

(b) “Approved Stock Plan” means a stock option plan that has been approved by the Board of Directors of the Company, pursuant to which the Company’s securities may be issued only to any employee, officer, or director for services provided to the Company.

(c) "Bloomberg" means Bloomberg Financial Markets.

(d) “Business Day” means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a legal holiday in the United Kingdom or a day on which banking institutions are authorized or required by law or other government action to close in the U.S. or UK.

(e) “Change of Control Transaction” means the occurrence of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of fifty percent (50%) of the voting securities of the Company (except that the acquisition of voting securities by the Holder or any other current holder of convertible securities of the Company shall not constitute a Change of Control Transaction for purposes hereof), (b) a replacement at one time or over time of more than one-half of the members of the board of directors of the Company which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), (c) the merger, consolidation or sale of fifty percent (50%) or more of the assets of the Company or any subsidiary of the Company in one or a series of related transactions with or into another entity, or (d) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth above in (a), (b) or (c).

(f) “Closing Bid Price” means the price per share in the last reported trade of the Ordinary Shares on a Primary Market or on the exchange which the Ordinary Shares is then listed as quoted by Bloomberg.

(g) “Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares.

(h) “Commission” means the Securities and Exchange Commission.

(i) "Equity Conditions" means that each of the following conditions is satisfied: (i) on each day during the period beginning two (2) weeks prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), either (x) the Underlying Shares Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all applicable shares of Ordinary Shares to be issued in connection with the event requiring determination or (y) all applicable shares of Ordinary Shares to be issued in connection with the event requiring determination shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws; (ii) on each day during the Equity Conditions Measuring Period, the Ordinary Shares is designated for quotation on the Principal Market and shall not have been suspended from trading on such exchange or market nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the then effective minimum listing maintenance requirements of such exchange or market; (iii) during the Equity Conditions Measuring Period, the Company shall have delivered Conversion Shares upon conversion of the Debentures to the Holder on a timely basis as set forth in Section 4(b)(ii) hereof; (iv) any applicable shares of Ordinary Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 4(c) hereof and the rules or regulations of the Primary Market; (v) during the Equity Conditions Measuring Period, there shall not have occurred either (A) an Event of Default or (B) an event that with the passage of time or giving of notice would constitute an Event of Default; and (vii) the Company shall have no knowledge of any fact that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all applicable shares of Ordinary Shares to be issued in connection with the event requiring determination or (y) any applicable shares of Ordinary Shares to be issued in connection with the event requiring determination not to be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws.

(j) "Equity Conditions Failure" means that on any applicable date the Equity Conditions have not been satisfied (or waived in writing by the Holder).

(k) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(l) “Excluded Securities” means, (a) shares issued or deemed to have been issued by the Company pursuant to an Approved Stock Plan (b) shares of Ordinary Shares issued or deemed to be issued by the Company upon the conversion, exchange or exercise of any right, option, obligation or security outstanding on the date prior to date of the Securities Purchase Agreement, provided that the terms of such right, option, obligation or security are not amended or otherwise modified on or after the date of the Securities Purchase Agreement, and provided that the conversion price, exchange price, exercise price or other purchase price is not reduced, adjusted or otherwise modified and the number of shares of Ordinary Shares issued or issuable is not increased (whether by operation of, or in accordance with, the relevant governing documents or otherwise) on or after the date of the Securities Purchase Agreement, (c) shares issued in connection with any acquisition by the Company, whether through an acquisition of stock or a merger of any business, assets or technologies, leasing arrangement or any other transaction the primary purpose of which is not to raise equity capital, and (d) the shares of Ordinary Shares issued or deemed to be issued by the Company upon conversion of this Debenture.

(m) “Options” means any rights, warrants or options to subscribe for or purchase shares of Ordinary Shares or Convertible Securities.

(n) “Ordinary Shares” means the Ordinary Shares (as evidenced by American Depositary Shares, as evidenced by American Depositary Receipts) of the Obligor and stock of any other class into which such shares may hereafter be changed or reclassified.

(o) “Original Issue Date” means the date of the first issuance of this Debenture regardless of the number of transfers and regardless of the number of instruments, which may be issued to evidence such Debenture.

(p) “Person” means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

(q) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(r) “Securities Purchase Agreement” means the Securities Purchase Agreement dated August 20, 2007, as amended, by and among the Company and the Buyers listed on Schedule I attached thereto.

(s) “Trading Day” means a day on which the shares of Ordinary Shares are quoted on the OTCBB or quoted or traded on such Primary Market on which the shares of Ordinary Shares are then quoted or listed; provided, that in the event that the shares of Ordinary Shares are not listed or quoted, then Trading Day shall mean a Business Day.

(t) “Transaction Documents” means the Securities Purchase Agreement or any other agreement delivered in connection with the Securities Purchase Agreement, including, without limitation, the Security Documents, and the Registration Rights Agreement.

(u) “Underlying Shares” means the shares of Ordinary Shares issuable upon conversion of this Debenture or as payment of interest in accordance with the terms hereof.

(v) “Underlying Shares Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement, covering among other things the resale of the Underlying Shares and naming the Holder as a “selling stockholder” thereunder.

(w) "Volume Weighted Average Price" means, for any security as of any date, the daily dollar volume-weighted average price for such security on the Primary Market as reported by Bloomberg through its “Historical Prices - Px Table with Average Daily Volume” functions, or, if no dollar volume-weighted average price is reported for such security by Bloomberg, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Secured Convertible Debenture to be duly executed by a duly authorized officer as of the date set forth above.

COMPANY:
FUTUREMEDIA PLC

By:
Name: George O’Leary
Title: Chief Executive Officer

EXHIBIT I
CONVERSION NOTICE

(To be executed by the Holder in order to Convert the Debenture)

TO:

The undersigned hereby irrevocably elects to convert $      of the principal amount of Debenture No.FMDAD-4-5 into Shares of Ordinary Shares of FUTUREMEDIA PLC, according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:
Conversion Amount to be converted:	$
Conversion Price:	$
Number of shares of Ordinary Shares to be issued:
Amount of Debenture Unconverted:	$

Please issue the shares of Ordinary Shares in the following name and to the following address:
Issue to:

Authorized Signature:
Name:
Title:
Broker DTC Participant Code:
Account Number:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:	/s/ George O’Leary
Name: George O'Leary
Title: Chief Executive Officer

Date: January 22, 2008